[redacted]

08025711

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
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SEC FILE NUMBER
8- 52833

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
104370
FIRM I.D. NO.

NAME OF BROKER-DEALER: EAInvest Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12677 Alcosta Blvd., 3rd Floor
(No. and Street)

San Ramon	CA	94583
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nadine Lucas — 925-328-4434 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200	Larkspur	CA	94939
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section
FEB 20 2008
Washington, DC
100

SD 3/18/08

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Nadine Lucas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAInvest Securities Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PURVI RAVI CHEKURI
Comm. # 1550862
NOTARY PUBLIC - CALIFORNIA
Alameda County
My Comm. Expires Feb. 7, 2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

{x}(a) Facing Page.
{x}(b) Statement of Financial Condition.
{x}(c) Statement of Income (Loss).
{x}(d) Statement of Changes in Financial Condition.
{x}(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
{x}(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
{x}(g) Computation of Net Capital.
{x}(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
{x}(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
{x}(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
{ } (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
{x} (l) An Oath or Affirmation.
{ } (m) A copy of the SIPC Supplemental Report.
{x} (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAInvest Securities, Inc.
Statement of Financial Condition
December 31, 2007

Assets

Current assets		
Cash and cash equivalents	$	88,598
Deposit with clearing broker		25,000
Receivable from clearing broker		63,796
Prepaid expenses and other current assets		17,087
Total current assets		194,481
Total assets	$	194,481

Liabilities and Stockholder's Equity

Current liabilities		
Payable to clearing broker	$	1,225
Accounts payable and accrued liabilities		545
Total current liabilities		1,770
Stockholder's equity		
Common stock, $.001 par value, 10,000,000 shares authorized, issued and outstanding		10,000
Additional paid in capital		1,016,683
Accumulated deficit		(833,972)
Total stockholder's equity		192,711
Total liabilities and stockholder's equity	$	194,481

See accompanying notes

END